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CLIENT/MATTER NUMBER

114675-0110

July 16, 2019

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	EMC Insurance Group Inc.
Schedule 13E-3
Filed on June 24, 2019 by EMC Insurance Group Inc., Employers Mutual Casualty Company and Oak Merger Sub, Inc.
File No. 005-49253

Preliminary Proxy Statement on Schedule 14A
Filed June 24, 2019
File No. 000-10956

Dear Mr. Duchovny:

On behalf of the filing persons identified in the Schedule 13E-3 referenced above (the “Filing Persons”), set forth below are the responses of EMC Insurance Group Inc. (the “Company” or “EMCI”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated July 8, 2019, with respect to the above-referenced filings.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type).  Concurrently herewith, the Company is filing Amendment No. 1 to Schedule 14A (the “Amended Proxy Statement”) and the Filing Persons are filing Amendment No. 1 to Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect the responses to your comments.  In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Proxy Statement and Amended Schedule 13E-3.  Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Proxy Statement. References to page numbers in this letter are to page numbers in the Amended Proxy Statement.

AUSTIN	DETROIT	MEXICO CITY	SACRAMENTO	TAMPA
BOSTON	HOUSTON	MIAMI	SAN DIEGO	WASHINGTON, D.C.
CHICAGO	JACKSONVILLE	MILWAUKEE	SAN FRANCISCO	BRUSSELS
DALLAS	LOS ANGELES	NEW YORK	SILICON VALLEY	TOKYO
DENVER	MADISON	ORLANDO	TALLAHASSEE

U.S. Securities and Exchange Commission

July 16, 2019

Preliminary Proxy Statement on Schedule 14A

Cover Letter

1.                                      Please revise your statement here and in page 1 that the proposed merger “may be deemed” a going private transaction to remove the uncertainty. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

Response:

In response to the Staff’s comment, the Company has revised the cover letter and page 1 of the Amended Proxy Statement.

2.                                      It appears that your definition of public shareholders includes within it affiliates: for example, some of your officers and directors. Please revise here and throughout the filings to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to security holders who are not affiliates of EMC Insurance Group. See Item 1014(a) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the proxy statement, as reflected in the Amended Proxy Statement, to remove use of the word “certain” before executive officers and directors.  None of EMCC, Merger Sub, EMCI or any subsidiary of EMCC or EMCI and the executive officers and directors of EMCI and EMCC and its respective subsidiaries are “public shareholders” as defined in the Amended Proxy Statement.

Questions and Answers About the Special Meeting, page 16

3.                                      Please consolidate this section with the Summary Term Sheet to avoid duplicate disclosure and shorten the combined sections.

Response:

In response to the Staff’s comment, the Company has consolidated the Question and Answers About the Special Meeting section and the Summary Term Sheet section to avoid duplicative disclosures and shorten the applicable sections.

Background of the Merger, page 24

4.                                      We note that Sandler O’Neill prepared financial projections discussed on February 22, 2019 with the Special Committee. Please include those projections in an appropriate location of your proxy statement. Apply this comment also to the financial projections discussed during the negotiations conducted on March 22, 2019.

Response:

In response to the Staff’s comment, the Company has included the financial projections prepared by Sandler O’Neill described in the February 22, 2019 disclosure under the new heading “Financial Projections Prepared by Sandler O’Neill” in the Amended Proxy Statement.  As the financial projections referenced in the March 22, 2019 disclosure are the same as financial projections referenced in the February 22, 2019 disclosure, the Company has revised the relevant

U.S. Securities and Exchange Commission

July 16, 2019

disclosure in the Background of the Merger section to clarify that referenced financial projections were the financial projections prepared by Sandler O’Neill in February 2019.

Reasons for the Merger, page 41

5.                                      We note that the Special Committee considered the Sandler O’Neill fairness opinion in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Sandler O’Neill’s analyses and opinion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response:

In response to the Staff’s comment, the Company has revised such disclosure to clarify that the Special Committee adopted the financial analysis of Sandler O’Neill as its own.

Opinion of the Financial Advisor to the Special Committee, page 49

6.                                      Please revise this section to disclose the data underlying the results described in each analysis prepared by Sandler O’Neill and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the financial metrics for each company used in the Comparable Company Analysis and for each transaction in the Merger and Acquisition Transactions and Insurance Minority Buy-In analyses, and (ii) the company’s projected results that were used in conducting the Discounted Cash Flow analysis or a cross-reference to those projections.

Response:

In response to the Staff’s comment, the Company has revised this section to disclose the underlying data prepared by Sandler O’Neill, including the financial metrics for each company used in the Comparable Company Analysis and for each transaction in the Merger and Acquisition Transactions and Insurance Minority Buy-In analyses.  The Company has also included a cross-reference to the projections utilized in conducting the Discounted Cash Flow analysis.

U.S. Securities and Exchange Commission

July 16, 2019

7.                                      With respect to the Discounted Cash Flow analyses, disclose the bases for Sandler O’Neill’s selection of the shareholders’ equity multiples, Non-GAAP net operating income multiples and discount rates.

Response:

In response to the Staff’s comment, the Company has disclosed the bases for Sandler O’Neill’s selection of shareholders’ equity multiples, Non-GAAP net operating income multiples and discount rates.

8.                                      Please clarify whether the remaining fee payable to Sandler O’Neill is contingent on the closing of the merger.

Response:

In response to the Staff’s comment, the Company has revised such disclosure to clarify that the remaining fee payable to Sandler O’Neill is contingent on the closing of the merger.

Summary of Financial Analysis of Boenning & Scattergood, page 58

9.                                      Please revise the last paragraph of this section on page 69 to quantify the fee paid to Boenning & Scattergood.

Response:

In response to the Staff’s comment, the Company has revised the proxy statement, as reflected in the Amended Proxy Statement, to include the $250,000 fee paid to Boenning & Scattergood.

Source of Funds, page 87

10.                               We note your reference to EMCC’s expectation that payments for the merger would be funded with cash and credit resources. Please tell us whether this reference to credit resources are funds to be obtained from a financing source and, if so, provide the disclosure required by Item 1007(d) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the description of the “Source of Funds” in the Amended Proxy Statement.

*     *     *

Please note that the Company has also updated certain other portions of the proxy statement and Schedule 13E-3, as shown on the clean and marked courtesy copies of the Amended Proxy Statement and Amended Schedule 13E-3 provided.

We acknowledge and confirm on behalf of the Filing Persons that the Filing Persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments,

U.S. Securities and Exchange Commission

July 16, 2019

action or absence of action by the Staff.

*     *    *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5662.

Very truly yours,

/s/ Steven R. Barth

Steven R. Barth
Foley & Lardner LLP